Exhibit 99.2

GREAT PANTHER MINING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021, and 2020

Expressed in US Dollars

GREAT PANTHER MINING LIMITED

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors of Great Panther Mining Limited (the “Company”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments of management. Financial information presented in the MD&A is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”), the Internal Control-Integrated Framework. We, as Interim Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of four independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the independent auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2021, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in their report which appears herein.

/s/ Alan Hair	/s/ Sandra Daycock
Interim Chief Executive Officer March 2, 2022	Chief Financial Officer March 2, 2022

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Great Panther Mining Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Great Panther Mining Limited (the Company) as at December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 2, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Great Panther Mining Limited

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Environmental claims in Brazil

As discussed in notes 3(n), 4(g) and 25(b)(ii) to the consolidated financial statements, the Company is exposed to various environmental claims in Brazil related to its subsidiary, Mina Tucano Ltd. At December 31, 2021, the Company recognized a provision in the consolidated financial statements totaling $3.4 million for the resolution of these claims based on management’s assessment that a loss is probable and the amount of the loss can be reasonably estimated. The Company discloses a contingency for a claim whenever the likelihood of loss from the claim is considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources.

We have identified the evaluation of environmental claims in Brazil and the related disclosures made as a critical audit matter because it requires significant auditor judgment and audit effort, due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s monitoring of environmental claims in Brazil, including controls over the Company’s assessment of likelihood of loss from these claims and amounts that would be paid in the event of loss. We evaluated management’s assessment of the likelihood of loss from environmental claims in Brazil and amounts that would be paid in the event of loss, by inspecting legal letters received directly from the Company’s external lawyers and the latest correspondence between the Company and the various claimants. We evaluated the competence and capabilities of external lawyers for the Company. We evaluated the sufficiency of the Company’s disclosure of environmental claims in Brazil.

We are uncertain as to the year we or our predecessor firms began serving consecutively as the auditor of the Company’s financial statements; however, we are aware that we have been Great Panther Mining Limited’s auditor consecutively since at least 1997.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 2, 2022

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Great Panther Mining Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Great Panther Mining Limited’s (the Company) internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as at December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 2, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Great Panther Mining Limited

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 2, 2022

GREAT PANTHER MINING LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at December 31, 2021 and 2020

	December 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$47,692	$63,396
Restricted cash	159	1,024
Trade and other receivables (note 5)	14,718	15,644
Inventories (note 6)	25,112	33,738
Other current assets (note 7)	4,278	5,680
	91,959	119,482
Other receivables (note 5)	8,317	11,836
Mineral properties, plant and equipment (note 8)	119,168	110,559
Exploration and evaluation assets (note 9)	27,303	26,334
Other assets (note 10)	17,296	12,209
	$264,043	$280,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 11 (a))	$48,736	$53,221
Current portion of borrowings (note 12)	42,614	30,933
Derivative liabilities (note 13)	—	2,974
Reclamation and remediation provisions – current (note 14)	406	958
	91,756	88,086
Other liabilities (note 11(b))	2,967	6,117
Borrowings (note 12)	6,329	2,465
Reclamation and remediation provisions (note 14)	70,464	67,367
Deferred tax liabilities	4,536	4,682
	176,052	168,717
Shareholders’ equity:
Share capital (note 15)	291,561	268,872
Reserves	7,444	11,604
Deficit	(211,014)	(168,773)
	87,991	111,703
	$264,043	$280,420

The accompanying notes are an integral part of these consolidated financial statements.

Commitments and contingencies (note 25)

Subsequent events (note 29)

Approved by the Board of Directors

“Alan Hair”	“Dana Williams”
Alan Hair, Director	Dana Williams, Director

GREAT PANTHER MINING LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts)

For the years ended December 31, 2021 and 2020

	2021	2020
Revenue (note 16)	$185,678	$260,805

Cost of sales
Production costs (note 17)	156,085	136,633
Amortization and depletion	30,475	40,305
	186,560	176,938

Mine operating earnings (loss)	(882)	83,867

General and administrative expenses (note 18)	14,732	12,926

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 19)	12,963	10,370
Mine development costs	3,827	2,884
Change in reclamation and remediation provisions	391	41
	17,181	13,295

Care and maintenance costs	504	693

Operating earnings (loss)	(33,299)	56,953

Finance and other income (expense)
Finance income	248	347
Finance expense	(2,604)	(3,981)
Other expense (note 20)	(6,547)	(49,194)
	(8,903)	(52,828)

Income (loss) before income taxes	(42,202)	4,125

Income tax expense	39	3,791

Net income (loss) for the year	$(42,241)	$334

Earnings (loss) per share - basic (note 15(e))	$(0.12)	$0.00
Earnings (loss) per share – diluted (note 15(e))	$(0.12)	$0.00

The accompanying notes are an integral part of these consolidated financial statements.

GREAT PANTHER MINING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars)

For the years ended December 31, 2021 and 2020

	2021	2020

Net income (loss) for the year	$(42,241)	$334

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(4,801)	(7,057)
Change in fair value of financial assets designated as fair value through OCI	(246)	1
	(5,047)	(7,056)

Total comprehensive income (loss) for the year	$(47,288)	$(6,722)

The accompanying notes are an integral part of these consolidated financial statements.

GREAT PANTHER MINING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of US dollars, except number of common shares)

For the years ended December 31, 2021 and 2020

	Share capital		Reserves
	Number of		Share
	common		options	Foreign				Total
	shares		and	currency		Total		shareholders'
	(000s)	Amount	warrants	translation	Fair value	reserves	Deficit	equity
Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Shares issued for financings (note 15(f))	40,250	14,705	—	—	—	—	—	14,705
Restricted and deferred share units settled	1,474	978	(978)	—	—	(978)	—	—
Shares issued upon settlement of obligation	88	39	—	—	—	—	—	39
Share options exercised	1,280	964	(244)	—	—	(244)	—	720
Share-based compensation	—	—	2,462	—	—	2,462	—	2,462
Comprehensive income (loss)	—	—	—	(7,057)	1	(7,056)	334	(6,722)
Balance, December 31, 2020	355,033	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703

Balance, January 1, 2021	355,033	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703
Shares issued for financings, net of issuance costs (note 15(f))	88,637	21,408	—	—	—	—	—	21,408
Shares issued upon settlement of obligation	87	53	—	—	—	—	—	53
Restricted and deferred share units settled	917	697	(697)	—	—	(697)	—	—
Share options exercised	775	531	(154)	—	—	(154)	—	377
Share-based compensation	—	—	1,738	—	—	1,738	—	1,738
Comprehensive income (loss)	—	—	—	(4,801)	(246)	(5,047)	(42,241)	(47,288)
Balance, December 31, 2021	445,449	$291,561	$22,702	$(14,830)	$(428)	$7,444	$(211,014)	$87,991

The accompanying notes are an integral part of these consolidated financial statements.

GREAT PANTHER MINING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net income (loss) for the year	$(42,241)	$334
Items not involving cash:
Amortization and depletion	31,001	40,751
Change in reclamation and remediation provision	391	41
Loss on derivative instruments	572	27,980
Unrealized foreign exchange loss	1,481	13,300
Income tax expense (recovery)	39	3,791
Share-based compensation	1,738	2,462
Other items (note 27(a))	4,626	6,264
Interest received	248	346
Interest paid	(1,777)	(3,944)
Settlement of derivative instruments	(3,546)	(21,552)
Income taxes paid	(234)	(728)
	(7,702)	69,045
Net change in operating assets and liabilities:
Trade and other receivables	2,560	(1,335)
Reclamation and remediation provisions	—	(902)
Inventories	6,912	(5,063)
Other current assets	(523)	(2,468)
Trade payables and accrued liabilities	(1,933)	9,612
Net cash provided by (used in) operating activities	(686)	68,889

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	(1,418)	(21)
Cash received on sale of Cangold, net of cash held by Cangold at disposition	(328)	—
Additions to mineral properties, plant and equipment	(43,977)	(41,948)
Net cash provided by (used in) investing activities	(45,723)	(41,969)

Cash flows from financing activities:
Proceeds from issuance of common shares (note 15(f))	23,077	16,100
Share issuance costs	(1,669)	(1,395)
Payment of lease liabilities	(6,079)	(5,774)
Proceeds from borrowings	55,320	36,013
Repayment of borrowings	(39,838)	(44,836)
Proceeds from exercise of share options	377	720
Net cash provided by (used in) financing activities	31,188	828

Effect of foreign currency translation on cash and cash equivalents	(483)	(1,322)
Increase (decrease) in cash and cash equivalents	(15,704)	26,426
Cash and cash equivalents, beginning of year	63,396	36,970
Cash and cash equivalents, end of year	$47,692	$63,396

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 27)

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2021 and 2020

1.       NATURE OF OPERATIONS

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates. The Company placed the GMC on care and maintenance (Guanajuato and Cata processing plant in November 2021 and the San Ignacio mine in early January 2022) while awaiting permits to extend the tailings facility or find other alternatives to maximize the value of GMC.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company is evaluating its options with respect to the Coricancha mine.

The Company has a portfolio of exploration projects. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico.

On November 1, 2021, the Company sold the shares of its wholly-owned subsidiary Cangold Limited (“Cangold”) to Newrange Gold Corp. (“Newrange”) for a purchase price of CAD$1.0 million paid as a combination of cash and common shares of Newrange. Cangold held the Company’s interest in the Argosy property in Northern Ontario in the Red Lake Mining District and a 100% interest in the Company’s Plomo property located in Mexico. Prior to closing, the Company completed a reorganization to retain its interest in the Plomo property.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

2.       BASIS OF PREPARATION

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 2, 2022.

3.      SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except for the new accounting standards newly adopted on January 1, 2021, as described in note 3(r) below.

(a)     Basis of consolidation

These consolidated financial statements include the accounts of the Company. All material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

Great Panther Mining Limited is the ultimate parent entity of the group. At December 31, 2021, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Mina Tucano Ltda (formerly Beadell Brasil Ltda)	Brazil	100%	Mining company
Mineral Mexicana el Rosario S.A. de C.V.	Mexico	100%	Mining company
Great Panther Coricancha S.A.	Peru	100%	Exploration company

(b)     Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for financial assets and liabilities that are measured at fair values at each reporting date.

(c)     Foreign currency translation

These consolidated financial statements are presented in US dollars (“USD”) which is the Canadian parent company’s presentation currency and functional currency. The functional currency of the Company’s principal subsidiary in Mexico is the USD. The functional currency of the Company’s Brazilian subsidiaries is the Brazilian real (“BRL”).

(i)      Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

(ii)     Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s subsidiaries which have a functional currency that differs from the Company’s presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;
●	Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and
●	All resulting exchange differences are recognized as a separate component of equity.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on the sale.

(d)     Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Transaction costs are expensed when incurred. Cash and cash equivalents are designated as financial assets at amortized cost.

(e)     Inventories

Inventories consist of:

●	Gold bullion, gold in circuit, ore stockpiles, and concentrate inventories which are stated at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to put the product into saleable form and delivery to the selling location.
●	Materials and supplies inventory, which includes the cost of consumables used in operations are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

(f)      Mineral properties, plant and equipment

(i)      Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. Mineral Resources and Reserves are considered to have economic potential when the technical feasibility and commercial viability of extraction is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines whether the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and the transaction or event giving rise to the benefit has already occurred.

In the event that the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed to profit or loss. Mine development costs include expenditures associated with accessing Mineral Resources and gaining further information regarding the ore body, whether by means of ramp development, drilling or sampling. Development costs at the GMC are currently expensed.

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine reclamation and remediation for the property is included in the cost of mineral properties.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The Company defers certain related stripping costs during the production phase of its Tucano surface mine operation to future periods. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognized as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of mineral properties, plant and equipment.

(ii)     Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the plant and equipment into a condition and location where it is capable of operating according to its intended use.

Costs incurred for major overhauls of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

(iii)     Amortization and depletion

The Company’s mineral properties in Mexico are depleted using the straight-line method over the estimated remaining life of the mine. The Company’s mineral properties at Tucano are depleted on a units of production basis over the economically recoverable reserves.

Plant and equipment directly related to the Mexico mining operations is amortized using the straight-line method over the shorter of the estimated remaining life of the mine and the estimated remaining useful life of the asset. Plant and equipment directly related to the Tucano mining operations is amortized on a units of production basis over the economically recoverable reserves of the mine concerned, except in the case of assets whose useful life is shorter than the estimated remaining life of the mine, in which case the straight -line method over the remaining useful life of the asset is used.

All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized on a straight-line basis over the remaining estimated useful life of the asset, except for land which is not amortized.

When assets are retired or sold, the costs and related accumulated amortization are eliminated from the accounts and any resulting gain or loss is reflected in profit or loss.

(g)     Exploration and evaluation assets

(i)      Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in profit or loss. Examples of exploration expenditures that are expensed under this policy include topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Coricancha, Santa Rosa, El Horcón, and Plomo projects to be in this

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

category as at December 31, 2021, and consequently, expenses all costs associated with these projects as they are incurred.

(ii)     Evaluation properties

Evaluation properties represent properties for which the Company has identified Mineral Resources or Reserves of such quantity and grade or quality that it has reasonable prospects for economic extraction. Mineral Resources and Reserves are considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a Mineral Resource or Reserve are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of Mineral Resources or Reserves associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties. They are tested for impairment at that time.

(iii)    Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(h)     Leased assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

-	The contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
-	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
-	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use assets are subsequently depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

economic benefits. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(i)      Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the recoverable amount to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped into cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for amortization that would have been recorded had the impairment not been recorded.

(j)      Share-based compensation

Equity-settled share-based compensation arrangements such as the Company’s stock option plan, restricted share unit plan, and deferred share unit plan are measured at fair value at the date of grant and recorded within equity. The restricted share unit plan includes restricted share units without performance-based criteria and performance share units, where the number of units that ultimately vest is dependent on the relative performance of the Company compared with a peer group of companies. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. The Company estimates the fair value of equity settled performance share units (“PSU”) using a Monte Carlo valuation model at the date of grant.

(k)     Revenue recognition

The Company recognizes revenue from the sale of precious metals, consisting of metal concentrates and refined gold, when the customer obtains control.

For the metal concentrates sales, the customer obtains control upon delivery at the customer’s designated warehouse. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically five business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

For the refined gold, the customer obtains control when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery. The amount of revenue recorded upon delivery is based on this transaction confirmation. The Company has no significant continuing involvement after delivery and no adjustments to revenue are made subsequent to initial recognition.

(l)      Reclamation and remediation provisions

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets or expensed to profit or loss where there is no carrying value of the related assets, or where the cost is not recoverable. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as a finance cost. Any change

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its expected reclamation and remediation costs may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation provision.

(m)    Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, loan receivable, restricted cash, trade and other payables, as well as derivative instruments.

(i)      Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit and loss (“FVTPL”), or fair value through other comprehensive income (loss) (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial liability is classified as measured at amortized cost or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

(ii)     Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method; foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Impairment of financial instruments

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For financial assets measured at amortized cost, and debt investments at FVOCI, the Company applies the expected credit loss model.

(n)     Provisions

Provisions are liabilities that are uncertain in time or amount. The Company records a provision when (i) the Company has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation.  Provisions are reviewed at each reporting date and adjusted to reflect management’s current best estimate of the cost to settle the present obligation. Where discounting has been used, the carrying amount of a provision is accreted to reflect the passage of time and the accretion expense is included in finance costs in the consolidated statements of income (loss).

(o)     Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset (i) when there is a legally enforceable right to set off current tax assets against current tax liabilities, (ii) when they relate to income taxes levied by the same taxation authority, and (iii) the Company intends to settle its current tax assets and liabilities on a net basis.

(p)     Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price during the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed in a manner similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from restricted and deferred stock units and the assumed exercise of share options and warrants, if dilutive.

(q)     Segment reporting

The Company has identified operating segments based on the internal reports that are reviewed and used by the Chief Executive Officer and the executive management team (the chief operating decision-maker – “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

and equipment, as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised mainly of corporate office expenses.

(r)     New and revised accounting standards not yet effective

(i)    Property, plant and equipment - proceeds before intended use

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost in profit or loss.  The effective date of the amendment is for annual periods beginning on or after January 1, 2022.  The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied.  The Company will adopt this narrow scope amendment on the date it becomes effective.  The amendment is not currently applicable to the Company; however, it may be applicable in the future should the Company receive proceeds from selling items produced prior to an asset being ready for its intended use.

(s)     Accounting standards issued and adopted

(i)    Interest rate benchmark reform

On August 27, 2020, the IASB issued ‘Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark, including its replacement with alternative benchmark rates.  The amendments are effective for annual periods beginning on or after January 1, 2021, and are to be applied retrospectively. Effective January 1, 2021, the Company retrospectively adopted the amendments which did not have an impact on the consolidated financial statements for the year ended December 31, 2021.

4.       SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The Company has identified the following areas where significant estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company reported in future periods.

(a)     Resource and reserve estimation

The accuracy of resource and reserve estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of a mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

(b)     Useful lives of mineral properties, plant and equipment

The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, Mineral Resource and Reserve estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and forecast the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the Mineral Resource and Reserves, estimates, economic potential of production from areas not included in the National Instrument 43-101 (“NI 43-101”) reports, and management’s intent to operate a property, and may ultimately have a material impact on the estimated remaining lives of the properties.

(c)     Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third-party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(d)     Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances,

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

(e)     Review of going concern assumption

The Company reviews the appropriateness of presenting the financial statements on a going concern basis at each reporting period, which assumes continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. This determination requires management to make estimates and assumptions about; expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures including stripping costs, and the timing and amount of external financing. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the going concern assumption.

(f)      Determination of functional currencies

The determination of an entity’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each entity within the group. The Company reconsiders the functional currencies used when there is a change in events or conditions considered in determining the primary economic environment of each entity.

(g)     Contingencies

Significant judgments were made by management in the determinations of the likelihood of loss for provisions and contingent liabilities related to Tucano (note 25(b)(ii)) and Coricancha (note 25(b)(i)).

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

5.      TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2021	2020
Current
Trade receivables	$2,061	$2,011
Value-added tax receivable	3,217	3,839
PIS / COFINS - Brazil (a)	8,171	8,732
Judicial deposits - Brazil	281	302
Other	988	760
	14,718	15,644
Non-Current
PIS / COFINS - Brazil (a)	5,613	9,058
Income taxes recoverable - Brazil	2,703	2,764
Other	1	14
	$8,317	$11,836

(a)     PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes that apply to all companies in the private sector. PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system.  Companies are required to calculate and remit PIS and COFINS based on monthly gross revenues.  The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil.  As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all its PIS/COFINS assets, the PIS/COFINS assets are expected to be recoverable through the Company generating future Brazilian federal tax liabilities. At the Company’s election, these federal tax liabilities can be offset against the Company’s PIS/COFINS assets.

6.      INVENTORIES

	December 31,	December 31,
	2021	2020
Concentrate	$707	$578
Ore stockpiles	1,510	11,562
Materials and supplies	19,276	18,538
Gold in circuit	1,282	1,266
Gold bullion	2,337	1,794
	$25,112	$33,738

During the year ended December 31, 2021, the inventory recognized as cost of sales was $182.4 million (2020 – $161.8 million), which includes production costs and amortization and depletion directly attributable to the inventory production process.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

7.      OTHER CURRENT ASSETS

	December 31,	December 31,
	2021	2020
Prepaid expenses and deposits	$2,017	$3,569
Reimbursement rights (note 10(a))	1,918	1,918
Other current assets	343	193
	$4,278	$5,680

8.      MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral	Mineral			Furniture,	Right-of-
	properties –	properties –	Plant and	Land and	fixtures and	use
	depletable	non depletable	equipment	buildings	equipment	assets	Total
Cost
Balance, January 1, 2021	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321
Additions	34,721	—	5,435	3,652	170	2,824	46,802
Change in remediation provision	39	—	(210)	—	—	—	(171)
Disposals	—	—	—	—	(35)	—	(35)
Foreign exchange translation difference	(4,467)	(2,329)	(2,570)	(1,504)	(43)	(1,172)	(12,085)
Balance, December 31, 2021	$118,455	$31,540	$78,736	$25,945	$5,599	$20,557	$280,832

Accumulated depreciation
Balance, January 1, 2021	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762
Amortization and depletion	17,441	—	5,117	2,709	247	5,245	30,759
Disposals	—	—	—	—	(35)	—	(35)
Foreign exchange translation difference	(1,667)	—	(1,698)	(574)	(35)	(848)	(4,822)
Balance, December 31, 2021	$69,399	$—	$60,337	$11,478	$5,110	$15,340	$161,664

Carrying value, December 31, 2021	$49,056	$31,540	$18,399	$14,467	$489	$5,217	$119,168

	Mineral	Mineral			Furniture,	Right-of-
	properties –	properties –	Plant and	Land and	fixtures and	use
Cost	depletable	non depletable	equipment	buildings	equipment	assets	Total
Balance, January 1, 2020	$58,237	$43,186	$83,335	$22,548	$5,636	$22,685	$235,627
Additions	32,754	—	3,499	5,692	3	890	42,838
Change in remediation provision	3,546	—	(342)	—	—	—	3,204
Foreign exchange translation difference	(6,375)	(9,317)	(10,411)	(4,443)	(132)	(4,670)	(35,348)
Balance, December 31, 2020	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321

Accumulated depreciation
Balance, January 1, 2020	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	15,790	—	15,435	4,508	430	4,881	41,044
Foreign exchange translation difference	(1,129)	—	(3,286)	(891)	(46)	(1,747)	(7,099)
Balance, December 31, 2020	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762

Carrying value, December 31, 2020	$34,537	$33,869	$19,163	$14,454	$574	$7,962	$110,559

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

(a)     Leases

(i)     Right-of-use assets

	Mining	Power		Office &	Land
	equipment	generators	Vehicles	communication	easements	Total
Balance, January 1, 2021	$3,925	$2,508	$476	$478	$575	$7,962
Additions	1,925	6	196	—	697	2,824
Amortization and depletion	(3,005)	(1,357)	(472)	(230)	(181)	(5,245)
Foreign exchange translation difference	(188)	(98)	(38)	—	—	(324)
Balance, December 31, 2021	$2,657	$1,059	$162	$248	$1,091	$5,217

	Mining	Power		Office &	Land
	equipment	generators	Vehicles	communication	easements	Total
Balance, January 1, 2020	$7,376	$5,035	$1,095	$658	$712	$14,876
Additions	801	—	—	89	—	890
Amortization and depletion	(2,663)	(1,437)	(378)	(266)	(137)	(4,881)
Foreign exchange translation difference	(1,589)	(1,090)	(241)	(3)	—	(2,923)
Balance, December 31, 2020	$3,925	$2,508	$476	$478	$575	$7,962

(ii)     Lease liabilities

	December 31,	December 31,
	2021	2020
Maturity analysis – contractual undiscounted cash flows
Less than one year	$5,538	$5,855
One to five years	2,810	5,475
More than five years	151	98
Total undiscounted lease liabilities	8,499	11,428
Lease liabilities in the Consolidated Statement of Financial Position	8,157	11,221
Current (note 11(a))	5,381	5,296
Non-current (note 11(b))	$2,776	$5,925

(iii)     Amount recognized in the Consolidated Statements of Comprehensive Income

	2021	2020
Interest on lease liabilities	$903	$1,332
Variable lease payments not included in the measurement of lease liabilities	46,244	49,723
Expenses relating to short-term leases	19,044	15,564

The Company has elected not to separate the lease component from the non-lease component for short-term leases that have a lease term of less than one year.

9.      EXPLORATION AND EVALUATION ASSETS

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

	Santa Rosa	El Horcón
	Property	Property	Coricancha	Tucano	Total
Balance, January 1, 2020	$988	$1,124	$13,257	$290	$15,659
Change in reclamation and remediation provision	—	—	10,739	—	10,739
Foreign exchange translation difference	—	—	—	(64)	(64)
Balance, December 31, 2020	$988	$1,124	$23,996	$226	$26,334
Change in reclamation and remediation provision	—	—	984	—	984
Foreign exchange translation difference	—	—	—	(15)	(15)
Balance, December 31, 2021	$988	$1,124	$24,980	$211	$27,303

10.     OTHER ASSETS

	December 31,	December 31,
	2021	2020
Reimbursement rights (a)	$12,792	$12,178
Restricted cash (b)	4,504	31
	$17,296	$12,209

(a)	Reimbursement rights

Pursuant to the acquisition of Coricancha, the vendors, Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited), agreed to reimburse the Company for:

●	the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20.0 million; and
●	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million.
(b)	Restricted Cash

Restricted cash is cash collateral deposits linked to the closure bond requirement for Coricancha (Note 25).

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

11.     TRADE PAYABLES AND ACCRUED LIABILITIES AND OTHER LIABILITIES

(a)	Trade payables and accrued liabilities

	December 31,	December 31,
	2021	2020
Trade payables	$17,137	$27,478
Accrued liabilities	20,722	14,758
Taxes payable	3,250	3,306
Lease liabilities	5,381	5,296
Other payables	2,246	2,383
	$48,736	$53,221

(b)	Other liabilities

	December 31,	December 31,
	2021	2020
Lease liabilities	$2,776	$5,925
Accrued liabilities	191	192
	$2,967	$6,117

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

12.    BORROWINGS

		Unsecured
	MACA	bank facilities	Bradesco	Samsung	Asahi	Total
Balance, January 1, 2021	$3,010	$17,516	$2,404	$10,468	$—	$33,398

Borrowings	—	30,574	—	4,900	19,846	55,320
Interest accrued	18	1,047	193	331	147	1,736
Principal repayments	(2,937)	(25,344)	(1,112)	(10,446)	—	(39,839)
Interest payments	(59)	(945)	(246)	(282)	(108)	(1,640)
Foreign exchange	(32)	—	—	—	—	(32)
Balance, December 31, 2021	$—	$22,848	$1,239	$4,971	$19,885	$48,943
Current	$—	$22,848	$961	$3,805	$15,000	$42,614
Non-current	$—	$—	$278	$1,166	$4,885	$6,329

(a)     Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totalling $22.8 million. The unsecured bank facilities are denominated in US dollars (“USD”) and are interest bearing at a weighted average fixed interest rate of 5.35% per annum and are repayable through December 2022.

(b)     Bradesco

On March 11, 2020, the Company received a USD denominated loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal bears interest at 3.7% per annum, and the cash collateral earns interest at rates from 1.55% to 2.40% per annum. At December 31, 2021, the principal balance outstanding is $5.6 million (December 31, 2020 - $10 million). Cash collateral of $4.2 million (December 31, 2020 $7.6 - million) has been netted against the outstanding principal balance.

(c)     Samsung

On January 6, 2020, the Company entered an $11.3 million gold doré prepayment agreement with Samsung (the “Agreement”). In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11.3 million (the “Samsung Advance”) to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance is repayable in equal monthly instalments of $0.8 million which commenced December 2020 and continue to January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. On September 21, 2021, the Company repaid the outstanding balance of $3.2 million on the Samsung Advance, incurring a 3% penalty for early repayment, and releasing the shares held for security. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The Company entered into a $5.0 million lead concentrate prepayment agreement with Samsung (the “Samsung Lead Advance”) on September 21, 2021, and on November 2, 2021, the conditions precedent to funding which included the completion of a pledge of the shares of Great Panther’s Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V. (“MMR”) were satisfied and funds were received. Under the Concentrate Agreement, Samsung agreed to advance a $5 million prepayment, net of transaction costs, to MMR in consideration for exclusive offtake of the lead concentrate production from the Topia Mine, up to a maximum contract quantity of 5,400 tonnes representing approximately 21 months of production from the mine. The Samsung Lead Advance will be repaid in twelve equal monthly instalments commencing in April 2022 and bears interest at an annual rate of 3-month USD LIBOR plus 6.5%. MMR has a full option for early repayment of the Samsung Lead Advance, subject to a 3% penalty applied to the outstanding balance.

(d)     Asahi

On September 21, 2021, the Company entered into a $20 million gold doré prepayment agreement with Asahi (the “Asahi Advance”). The Asahi Advance is repayable in twelve equal monthly instalments of $1.7 million commencing in April 2022. The Advance bears interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. Asahi is provided exclusivity on refining and will purchase 100% of Tucano gold production during the term of the agreement. Tucano will sell the equivalent volume of gold equal to the $1.7 million principal repayment at a 0.5% discount to the spot price at the time of sale and the remainder of the production will be sold at spot prices.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

13.     FINANCIAL INSTRUMENTS

At December 31, 2021, the fair value of the Company’s long-term borrowings approximates their carrying values measured based on level 2 of the fair value hierarchy.

The fair value of other financial instruments approximates their carrying values due to their short-term nature.

The Company had no outstanding non-deliverable forward foreign exchange contracts for Brazilian real (“BRL”) against USD at December 31, 2021. At December 31, 2020, the Company had BRL 88.2 million of non-deliverable forward foreign exchange contracts for which the fair value of these contracts resulted in a liability of  $3.0 million.

14.    RECLAMATION AND REMEDIATION PROVISIONS

The Company’s reclamation and remediation provisions relates to site restoration, clean-up, ongoing treatment, and monitoring at Tucano in Brazil, the GMC and Topia in Mexico, and Coricancha in Peru.

	December 31, 2021			December 31, 2020
	Total	Current	Non-current	Total	Current	Non-current
Tucano	$14,280	$—	$14,280	$15,241	$—	$15,241
GMC	8,512	114	8,398	8,184	348	7,836
Topia	7,882	—	7,882	6,601	—	6,601
Coricancha	40,196	292	39,904	38,299	610	37,689
	$70,870	$406	$70,464	$68,325	$958	$67,367

	December 31,	December 31,
	2021	2020
Balance, beginning of year	$68,325	$55,574
Change in estimates (a)	1,782	16,607
Accretion	2,225	1,517
Reclamation work performed	—	(902)
Foreign exchange	(1,462)	(4,471)
Balance, end of year	$70,870	$68,325

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

(a)     Change in estimates

Reclamation and remediation provisions are adjusted for changes in estimates related to changes in inflation assumptions, discount rates, timing of planned reclamation and changes in estimates of costs.

	2021	2020
Topia	$1,072	$2,151
Tucano	(1,035)	1,092
GMC(i)	(208)	(343)
Change in estimate recorded to mineral properties, plant and equipment	(171)	2,941
Coricancha(ii)	1,562	13,666
GMC(i)	391	41
	$1,782	$16,607

(i)	The GMC related property plant and equipment were fully amortized during the year ended December 31, 2021, and accordingly the remaining change in estimate was expensed.
(ii)	The change in estimate relating to Coricancha for the year ended December 31, 2021 adjusts reimbursement rights receivable by $0.6 million (2020 - $2.9 million) and exploration and evaluations assets by $1.0 million (2020 - $10.7 million).

The reclamation and remediation provision for the GMC and Topia operations is based on the following assumptions:

	2021	2020
Total estimated future cash flows	$23,052	$18,895
Expected settlement of obligations (years)	2021 - 2043	2021 – 2043
Weighted average risk-free rate (discount rate)
GMC	7.6%	4.6%
Topia	7.6%	4.8%

A 1% change in the discount rate while holding the other assumptions constant would decrease or increase the provision by $0.6 million.

The reclamation and remediation provision for Coricancha is based on the following assumptions:

	2021	2020
Total estimated future cash flows	$44,047	$42,725
Expected settlement of obligations (years)	2022 - 2044	2021 – 2049
Weighted average risk-free rate (discount rate)	1.3%	0.8%

For Coricancha, a portion of the reclamation and remediation provision is offset by a reimbursement rights receivable (note 10(a)). Of the total estimated cash flows at December 31, 2021, $12.8 million (2020 - $12.2 million) is reimbursable under the agreements with Nrystar (notes 10 and 25).

A 1% change in the discount rate would decrease or increase the provision by $2.1 million while holding the other assumptions constant.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The reclamation and remediation provision for Tucano is based on the following assumptions:

	2021	2020
Total estimated cash flows	$20,969	$22,594
Expected settlement of obligations (years)	2024 - 2029	2024 - 2029
Weighted average risk-free rate (discount rate)	11.3%	6.7%

A 1% change in the discount rate would decrease or increase the provision by $0.5 million while holding the other assumptions constant.

15.    SHARE CAPITAL

(a)     Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue. The Company has an unlimited number of Class A and Class B preferred shares without par value authorized for issue. Each class can be issuable in series. No preferred shares have ever been issued.

(b)     Share options

In June 2020, upon approval by shareholders, the Company adopted an Omnibus Incentive Plan (the “Omnibus Plan”) to supplement and eventually replace the then-existing stock option plan (the “2016 Plan”). Pursuant to the Omnibus Plan, the Company may grant stock options (“Options”), restricted share units (“RSUs”), PSUs, and deferred share units (“DSUs”) to eligible employees, officers, directors, or consultants. The maximum number of common shares that the Company may issue is limited to 8% of the outstanding common shares, less the number of stock options already outstanding pursuant to the 2016 Plan and the Omnibus Plan, less twice the number of common shares counted as RSU, PSU, and DSU awards. There are additional limits with respect to insiders, individual grants, annual grants, and the number of which may be awarded to non-executive directors.

Options granted under the 2016 Plan will remain outstanding and be governed by the terms of the 2016 Plan. Options granted after the adoption of the Omnibus Plan will be governed by the Omnibus Plan.

Pursuant to the Omnibus Plan, options are non-transferable. The exercise price of options shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than ten years after the date of grant and will cease to be exercisable three months following the termination of the participant’s employment or engagement.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

Pursuant to the 2016 Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant, and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than five years after the date of grant and cease to be exercisable 90 days following the termination of the participant’s employment or engagement.

	2021			2020
		Weighted
		average			Weighted
	Options	exercise		Options	average
	(000’s)		price	(000’s)	exercise price
Outstanding, January 1	9,709	C$	1.00	8,316	C$	1.20
Granted	2,341		1.04	6,255		0.56
Forfeited/Expired	(4,421)		1.28	(3,582)		0.78
Exercised	(775)		0.60	(1,280)		0.74
Outstanding, December 31	6,854	C$	0.87	9,709	C$	1.00
Exercisable, December 31	2,833	C$	0.98	3,355	C$	1.65

		Weighted
		average
	Options	remaining	Options		Weighted
	outstanding	contractual life	exercisable		average
Range of exercise prices	(000’s)	(years)	(000’s)		exercise price
C$0.54 to $0.62	2,634	3.32	1,033	C$	0.54
C$0.63 to $1.10	3,281	3.57	861		0.91
C$1.11 to $1.62	939	1.24	939		1.53
	6,854	3.15	2,833	C$	0.98

During the year ended December 31, 2021, the Company recorded share-based compensation expense relating to share options of $0.6 million (2020 - $0.7 million).

The weighted average fair value of options granted during the year ended December 31, 2021, was C$0.49 (2020 - C$0.23). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.54%	0.45%
Expected life (years)	3.14	3.11
Annualized volatility	71%	62%
Forfeiture rate	20%	17%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

(c)     Restricted share units (“RSUs”), Performance based restricted share unit (“PSUs”) and Deferred share units (“DSUs”)

RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. Vesting conditions for RSUs are set by the Board but cannot exceed three years. The choice of settlement method is at the Company’s sole discretion. The RSUs granted to date vest in several tranches over three years. An estimated forfeiture rate calculated and updated based on historical forfeitures and cancellations was used in the determination of fair value for the purposes of computing share-based compensation expense in the consolidated financial statements.

PSUs are granted to senior executives, and vest after a performance period of up to three years. The number of units that will ultimately vest ranges between 0% - 200% based on relative performance against a peer group of companies.  The PSUs granted may only be settled through the issuance of common shares. Performance results at the end of the performance period relative to the predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant.

DSUs are awards to participants for directorship which settle upon termination of service of the participant.  Vesting conditions for DSUs are set by the Board.  Upon settlement, DSUs entitle the recipient to receive common shares, a cash equivalent, or a combination thereof.  The choice of settlement method is at the Company’s sole discretion.  Timing of settlement after vesting occurs is at the discretion of the participant and can be any time between the date of termination of service of the participant and December 15th of the following calendar year.  The DSUs granted to date have vested immediately.

The fair values of the DSUs and RSUs granted to employees and directors have been estimated by reference to the fair value on the grant date of the equity instruments granted. The fair value of PSU was measured based on the fair value at the grant date using the Monte Carlo simulation technique on stock prices.

The Company has no history of paying dividends, and consequently, no amounts in respect of dividends were included in the estimates of fair value of the equity instruments granted.

The following table summarizes information about the RSUs outstanding at December 31, 2021 and 2020:

	2021			2020
		Weighted			Weighted
		average grant			average grant
	Number of	date fair value		Number of	date fair value
	units	($/unit)		units	($/unit)
Balance at January 1	1,911,434	C$	0.70	1,243,530	C$	1.19
Granted	822,144		1.01	1,636,000		0.56
Settled	(580,045)		0.77	(779,596)		1.10
Cancelled	(676,058)		0.75	(188,500)		1.02
Outstanding at December 31	1,477,475	C$	0.82	1,911,434	C$	0.70

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The following table summarizes information about the PSUs outstanding at December 31, 2021 and 2020:

	2021			2020

		Weighted			Weighted
		average grant			average grant
	Number of	date fair value		Number of	date fair value
	units	($/unit)		units	($/unit)
Balance at January 1	1,904,500	C$	0.70	531,000	C$	1.14
Granted	780,968		1.04	1,510,700		0.56
Cancelled	(858,414)		0.75	(137,200)		0.89
Outstanding at December 31	1,827,054	C$	0.82	1,904,500	C$	0.70

The fair value of PSU was measured based on the fair value at the grant date using the Monte Carlo simulation technique on stock prices.

The following table summarizes information about the DSUs outstanding at December 31, 2021, and 2020:

	2021			2020
			Weighted			Weighted
			average grant			average grant
	Number of		date fair value	Number of		date fair value
	units		($/unit)	units		($/unit)
Balance at January 1	2,420,189	C$	0.78	946,150	C$	1.19
Granted	781,354		0.91	2,167,939		0.57
Settled	(424,300)		1.15	(693,900)		0.69
Outstanding at December 31	2,777,243	C$	0.76	2,420,189	C$	0.78

During the year ended December 31, 2021, the Company recorded share-based compensation expense relating to RSUs, PSUs, and DSUs of $1.1 million (2020 – $1.8 million).

(d)     Share purchase warrants

The Company has issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share. 6,321,695 share purchase warrants have an expiry date of May 17, 2022, and 3,428,032 share purchase warrants have an expiry date of June 27, 2022.

(e)     Earnings (loss) per share

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

	2021	2020
Income (loss) attributable to equity owners	$(42,241)	$334
Weighted average number of shares (000’s)	355,827	337,834
Earnings (loss) per share ‒ basic	$(0.12)	$0.00

	2021	2020
Income (loss) attributable to equity owners	$(42,241)	$334

Weighted average number of shares (000’s)	355,827	337,834
Incremental shares from RSUs, PSUs and DSUs	—	6,362
Weighted average diluted number of shares (000’s)	355,827	344,196

Earnings (loss) per share ‒ diluted	$(0.12)	$0.00

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

(f)     Financings

On November 12, 2021, the Company closed a bought deal financing for aggregate gross proceeds of $23.0 million, pursuant to which the Company issued 88,461,538 common shares of the Company at the price of $0.26 per share.  The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $21.4 million after deducting share issuance costs.

On October 15, 2021, the Company entered into an At-the-Market Offering Agreement (the “ATM Agreement”), pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement (the “ATM Facility”). The ATM Facility replaces the Company’s prior $25.0 million “at-the-market” facility, which expired on August 3, 2021. As at December 31, 2021, the Company has issued 175,827 common shares under the ATM Facility and received proceeds of $0.1 million.

On May 20, 2020, the Company closed a bought deal financing for aggregate gross proceeds of $16.1 million, pursuant to which the Company issued 40,250,000 common shares of the Company at the price of $0.40 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $14.7 million after deducting share issuance costs.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

16.    REVENUE

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

	2021			2020
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$141,333	$12,872	$154,205	$223,272	$12,841	$236,113
Silver	295	28,170	28,465	487	22,473	22,960
Lead	—	2,686	2,686	—	2,180	2,180
Zinc	—	4,116	4,116	—	3,161	3,161
Ore processing revenue	—	—	—	—	34	34
Smelting and refining charges	(46)	(3,812)	(3,858)	(69)	(4,031)	(4,100)
Revenue from contracts with customers	$141,582	$44,032	$185,614	$223,690	$36,658	$260,348
Changes in fair value from provisional pricing	—	64	64	—	457	457
Total revenue	$141,582	$44,096	$185,678	$223,690	$37,115	$260,805

The amount of revenue recognized in the year ended December 31, 2021, from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods was a reduction of revenue of $0.2 million. At December 31, 2021, the Company had $2.9 million in revenue subject to provisional pricing in relation to the sale of concentrates.

For the years ended December 31, 2021 and 2020, the Company had revenue contracts with five customers (2020 - five customers) that accounted for the majority of the total revenues as follows:

Customer	Geographical Market	2021	2020
Customer A	Brazil	$80,552	$122,303
Customer B	Brazil	49,957	64,426
Customer C	Brazil	11,073	36,961
Customer D	Mexico (Guanajuato)	21,687	21,281
Customer E	Mexico (Topia)	18,686	13,950
Other	Mexico	3,723	1,884
		$185,678	$260,805

The trade accounts receivable balance of $2.1 million at December 31, 2021 of which $1.7 million related to Customers D and E (December 31, 2020 – $2.0 million, related to Customers B, D and E).

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

17.     PRODUCTION COSTS

	2021	2020
Raw materials and consumables	$62,954	$59,505
Salaries and employee benefits	20,762	16,054
Contractors	52,434	47,713
Repairs and maintenance	1,958	1,416
Site administration	4,443	3,944
Royalties	3,939	5,918
Mining duties	193	161
Share-based compensation	201	336
	146,884	135,045
Change in inventories	9,201	72
	156,085	135,118
Unabsorbed fixed costs (a)	—	1,515
Total production costs	$156,085	$136,633

(a)     Unabsorbed fixed costs

The Company’s operations in Mexico were shut down during April and May 2020 as a result of government orders due to the COVID-19 pandemic. During the shutdown, the Company incurred fixed costs for these operations, which otherwise would have been recorded to inventory but were expensed as incurred.

The Company also voluntarily suspended production at Topia for a five-week period in the fourth quarter of 2020 to mitigate the spread of COVID-19 in the local community.  The Company also expensed fixed costs during this period of suspension.

18.     GENERAL AND ADMINISTRATIVE EXPENSES

	2021	2020
Salaries and employee benefits	$5,555	$4,042
Professional fees	1,845	1,674
Office and other expenses	5,429	4,758
Amortization	526	446
Share-based compensation	1,377	2,006
Total general and administrative expenses	$14,732	$12,926

19.     EXPLORATION AND EVALUATION EXPENSES

	2021	2020
Salaries and employee benefits	$2,660	$2,223
Raw materials and consumables	1,923	892
Professional fees	5,474	4,411
Office and other expenses	2,746	2,724
Share-based compensation	160	120
Total exploration and evaluation expenses	$12,963	$10,370

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

20.    OTHER EXPENSE

	2021	2020
Accretion expense	$3,093	$2,629
Loss on derivative instruments	572	27,980
Foreign exchange loss	1,942	16,397
Other expense	940	2,188
	$6,547	$49,194

21.     INCOME TAXES

(a)     Income tax expense

	2021	2020
Current expense:
Income tax	$39	$3,647
	39	3,647
Deferred tax expense (recovery):
Income tax	—	144
	—	144
Income tax expense	$39	$3,791

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these consolidated financial statements is as follows:

	2021	2020
Net income (loss) before tax	$(42,202)	$4,125
Canadian statutory income tax rate	27%	27%
Anticipated income tax at statutory rate	$(11,395)	$1,115
Permanent differences	3,941	(2,084)
Differences between Canadian and foreign tax rates	(4,055)	3,144
Change in estimate	951	1,668
Impact of foreign exchange on local currencies	754	2,739
Change in deferred tax assets not recognized	10,275	(2,451)
Other items	(432)	(340)
Income tax expense	$39	$3,791
Effective tax rate	0%	92%

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

(b)     Deferred income tax assets and liabilities

The significant components of deferred tax assets and liabilities are:

	December 31,	December 31,
	2021	2020
Deferred income tax liabilities	(2,337)	(2,488)
Deferred withholding tax liabilities	(2,199)	(2,194)
Total deferred income tax liabilities	(4,536)	(4,682)

(c)   The following temporary differences and tax losses give rise to deferred income tax assets and liabilities:

	December 31,	December 31,
	2021	2020
Tax losses carried forward	$17,567	$18,968
Withholding tax liability	(2,199)	(2,194)
Mineral properties, plant and equipment	(19,684)	(20,298)
Other taxable temporary differences	(220)	(1,158)
Net deferred income tax liabilities	$(4,536)	$(4,682)

Losses expire as follows:

		2021		2020
Type of losses	Country	Expiry dates	Amount	Expiry dates	Amount
Non-capital losses	Canada	2026 to 2041	$32,800	2026 to 2040	$29,730
	Mexico	2023 to 2031	$31,950	2023 to 2030	$24,870
	Brazil	indefinite	$93,027	indefinite	$79,382
	Peru	indefinite	$73,464	indefinite	$73,491

(d)     Unrecognized deferred tax assets:

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the deferred tax assets will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax assets are recognized consist of the following amounts:

	December 31,	December 31,
	2021	2020
Tax losses carried forward	$240,705	$217,342
Mineral properties, plant and equipment	51,938	45,429
Other deductible temporary differences	91,413	105,725
Unrecognized temporary differences	$384,056	$368,496

22.    FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following describes the methods and assumptions used to estimate the fair value of Level 2 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of the quotation period.  The Company marks these to market at each reporting date based on a quoted forward price.  The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange.

Derivative instruments

The Company’s derivative assets and derivative liabilities are comprised of forward foreign exchange contracts and put options for gold.  The fair value of the Company’s forward exchange contracts and put options for gold are determined using forward exchange rates and forward gold prices, respectively, at each reporting date.

Borrowings

The Company’s borrowings are comprised of long-term loans, convertible debentures and debt facilities.  Borrowings are initially recognized at fair value, net of transaction costs incurred.  Subsequent to initial measurement, borrowings are recorded at amortized cost using the effective interest rate method.

During the years ended December 31, 2021 and 2020, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, marketable securities, trade receivables, restricted cash, trade payables, borrowings and derivative instruments.  The carrying values of the Company’s financial instruments approximate their fair values due to the short-term nature of the items or the inclusion of interest rates that approximate market rates.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The following table summarizes the Company’s financial instruments as at December 31, 2021:

	Fair value	Fair value	Amortized	Total	Fair value
	through OCI	through P&L	cost		hierarchy
Financial Assets
Cash and cash equivalents	$—	$—	$47,692	$47,692	n/a
Marketable securities	264	—	—	264	Level 1
Trade receivables	—	—	2,061	2,061	Level 2
Restricted cash	—	—	4,663	4,663	n/a

Financial Liabilities
Trade payables and accrued liabilities	$—	$—	$38,050	$38,050	n/a
Borrowings	—	—	48,943	48,943	Level 2

23.    CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

●	ensure there are adequate capital resources to support the Company’s ability to continue as a going concern;
●	maintain adequate levels of cash to support the acquisition, exploration and development of mineral properties, exploration and evaluation assets, and the operation of producing mines;
●	maintain investor, creditor and market confidence to sustain future development of the business; and
●	provide returns to shareholders and benefits for other stakeholders.

As of December 31, 2021, cash and cash equivalents were $47.7 million, and net working capital totaled $0.2 million. The Company has $42.6 million of current borrowings on December 31, 2021. Included in current borrowings are $22.9 million of unsecured bank facilities. Historically, the Company has generally been able to renew or replace the unsecured bank facilities but cannot provide assurance that it will do so in the future. The unsecured bank facilities are interest-bearing at a weighted average fixed interest rate of 5.35% per annum.

The Company expects to generate positive cash flows from its mining operations in 2022 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19. The Company has determined that it will require further financing and will consider additional equity financing (including through use of the ATM facility) and debt financing, if necessary, in order to meet long-term objectives and improve working capital, fund planned capital investments and exploration programs for its operating mines, acquisitions and meet scheduled debt repayment obligations.

On October 15, 2021, the Company entered into the ATM Agreement with H.C. Wainwright & Co., LLC, pursuant to which the Company may issue up to $25.0 million at prevailing market prices during the term of the ATM Agreement. As at December 31, 2021, the Company has issued 175,827 common shares under the ATM Facility. On November 12, 2021, the Company closed a bought deal financing for aggregate gross proceeds of $23.0 million, pursuant to which the Company issued 88,461,538 common shares of the Company at the price of $0.26 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $21.4 million after deducting share issuance costs.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

As mentioned above, the Company has determined that it will require further financing in 2022. To the extent that cash flows generated from operations during 2022 are less than anticipated or in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance, or if the Company undertakes an acquisition, additional capital required may exceed the Company’s current expectations, and additional funds may be required. Sources of capital include accessing the private and public capital markets for debt and equity over the next 12 months, including pursuant to the ATM Facility. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program and other discretionary expenditures.

24.    FINANCIAL RISK MANAGEMENT

The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, and market risks such as currency risk, interest rate risk, and commodity price risk.

(a)     Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s exposures to credit risk arise from cash and short-term investments, trade accounts receivable, and loan receivable. Lesser exposures arise from holdings of marketable securities, and other receivables.

The risk is assessed by performing an aging analysis of trade receivables, and through the review of credit ratings of the counterparties with which the Company does business.

The Company manages such credit risks by diversifying bank deposits and placing funds only in large Canadian, Brazilian and Mexican financial institutions. The Company’s investments are subject to internal investment guidelines, and they mature at various dates but rarely in excess of one year.

All of the Company’s precious metal sales are to large international metals trading companies and smelters that have been in business for many years. For the sale of metal concentrates, the Company typically receives provisional payments, within days after delivery, of up to 95% of the value of each shipment. For the sale of refined gold, the Company typically receives payment in full on the day of delivery. Historically, the Company has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

There is no trade receivable related to the refined gold sales as at December 31, 2021.  The aging of trade receivables from metal concentrate sales is as follows:

	December 31,	December 31,
	2021	2020
0 to 30 days	$1,466	$1,343
31 to 60 days	199	400
61 to 90 days	422	142
over 90 days	(26)	126
	$2,061	$2,011

There has been no notable change in the Company’s approach to credit risk management since the prior year.

(b)     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company's exposure to liquidity risk arises from its trade and other payables.  The Company regularly prepares rolling cash flows to identify and assess such liquidity risks.

The Company manages liquidity risk by preparing annual budgets for approval by the Board and preparing cash flow and liquidity forecasts on a quarterly basis.

There has been no notable change in the Company’s approach to credit risk management since the prior year.

(c)     Currency risk

Currency risk is the risk that foreign exchange rates will fluctuate significantly from expectations.  The Company’s exposure to currency risk arises from its operations in Canada, Brazil, Mexico and Peru, where payments to vendors and employees are often in local currency; yet, substantially all of the Company’s revenues are realized in USD.  Further, the Company holds a portion of its cash in currencies other than USD.

To manage this risk, the Company holds as small of an amount as practical in foreign currencies.  To mitigate the Company’s exposure to changes in the exchange rates of BRL and MXN against USD, the Company may and has entered into forward currency contracts as it deems prudent. There are limits on the extent of such contracts, in excess of which Board approval is required. In 2021, the Company did not enter any forward foreign currency contracts.

For financial instruments denominated in foreign currencies as at December 31, 2021, a 10% change in the prevailing exchange rates as at December 31, 2021, with all other variables held constant, would have the following impact on the Company’s earnings:

	Canadian		Australian		Peruvian
	dollars	Brazilian	dollars	Mexican	soles
Change in net income arising from:	("CAD")	real	("AUD")	pesos	("PEN")
10% appreciation of the USD against the currency	$(3)	$2,983	$(620)	$(148)	$255
10% depreciation of the USD against the currency	$3	$(2,983)	$620	$148	$255

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

The closing exchange rates for December 31, 2021, of BRL/USD of 5.5805 (2020: 5.197), MXN/USD of 20.5157 (2020: 19.935), AUD/USD of 1.3797 (2020: 1.2981), PEN/USD of 3.998 (2020: 3.621), and CAD/USD of 1.27382 (2020: 1.277) were used in the above analysis.

(d)     Interest rate risk

Interest rate risk is the possibility that change in market interest rates will affect future cash flows. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term deposits and borrowings. The Company’s approach is to invest cash in savings accounts and guaranteed investment certificates at fixed and floating rates of interest over varying maturities. The Company manages this risk by monitoring changes in interest rates and by maintaining a relatively short duration for the Company’s portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed-term do not exceed one year. The Company is exposed to interest rate risk on its variable interest rate borrowings, specifically the MACA loan (note 13(a)). Additionally, the unsecured bank facilities (note 13(b)) are expected to roll over as they become due and are therefore subject to interest rate changes.

There has been no notable change in the Company’s approach to interest rate risk management since the prior year.

For interest-bearing financial instruments as at December 31, 2021, an increase or decrease in interest rate of 1% applied would increase or decrease net income and comprehensive income by $0.1 million.

(e)     Commodity price risk

The Company is subject to risk from fluctuations in the market prices of gold, silver, lead and zinc. Such fluctuations directly affect the Company’s reported revenues.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its mineral properties and exploration and evaluation assets. The value of trade receivables at the reporting date also depends on changes in metal prices until finalization of sales prices per the contractual quotational period.

If metal prices decline for a prolonged period below the cost of production of the Company’s mines, it may not be economically feasible to continue production.

The Company has a stated policy that it will not engage in long-term hedging of gold and silver prices.

There was no notable change in the Company’s approach to commodity price risk management from the prior year until December 31, 2021.

For provisionally priced trade receivables, a 10% change in the prevailing commodity prices as at December 31, 2021, with all other variables held constant, would have the following impact on the Company’s earnings:

	10% change in	10% change in	10% change in	10% change in
	gold	silver	lead	zinc
Change in net income	$569	$850	$68	$135

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

25.    COMMITMENTS AND CONTINGENCIES

(a)     Commitments

As at December 31, 2021, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2	$2	$—	$—	$—
Drilling services	255	255	—	—	—
Equipment purchases	294	294	—	—	—
Total commitments	$551	$551	$—	$—	$—

In June 2020, Nyrstar agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. Nyrstar will maintain a $7.0 million bond (previously $9.7 million) until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022, unless Great Panther decides to permanently close Coricancha. As at December 31, 2021, the total bond amount required was $10.9 million, of which Nyrstar is responsible for $6.5 million and the Company is responsible for $4.4 million.

If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, and Coricancha will be required to post the full amount of the required remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then Coricancha will likewise be required to post the full amount of the required reclamation bond. Nyrstar’s obligation to indemnify the Company for up to $20.0 million for closure of Cancha 1 and 2 tailings storage facilities is not changed by the Company’s decision regarding Coricancha’s future operating plans.

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure financial assurances applicable to all mining companies in Peru. Whereas previously companies were required to provide final assurance to cover “Final” and “Post-Closure” stages of the Mine Closure Plan, under the amended law the requirement is inclusive of “Progressive Closure” costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs, or the timing of payment or form of collateral to be provided.  In January 2022, draft regulations were published and allowed for a comment period from the mining industry. The Petroleum and Energy Society prepared a consolidated response to the regulations, to which the Company submitted comments. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

(b)     Contingencies

(i)     Coricancha

Coricancha has been on care and maintenance since August 2013.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of fines or sanctions that have been levied by regulatory bodies in Peru.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company is exposed to potential fines, penalties and regulatory action until the modification to the remediation plan is approved.

Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) has received notice from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the taxpayer, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20 million.

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

(ii)    Tucano

a)Various claims related to Brazil indirect taxes and labour matters

The Company has various litigation claims from a number of governmental assessments pertaining to indirect taxes and labour disputes associated with former employees and contract labour in Brazil.

As of September 30, 2021, the items for which a loss was probable, inclusive of any related interest, amounted to approximately $1.8 million, for which a provision was recognized (as of September 30, 2020 – $1.6 million).

In connection with the above proceedings, a total of $0.3 million (December 31, 2020 - $0.3 million) of escrow cash deposits were made as of September 30, 2021 (note 4). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

b)Environmental fines and penalties and judicial claims

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded.  As at December 31, 2021, the total amount of claims was $15.3 million and the Company has accrued $3.4 million, representing the estimated settlement amount for claims where material future cash outflows are probable. A summary of the most significant claims is as follows:

i.	Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines.  The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation.  In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.2 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at September 30, 2021, the updated value with interest and inflation is approximately $5.8 million (BRL 31.6 million). The Company is in the process of appealing. Based on legal advice received, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of the cost to settle the claim.

ii.Archaeological sites damage

In 2020, a settlement agreement was reached related to certain archaeological civil actions. Tucano agreed to provide BRL 8.0 million, no later than December 31, 2021, for implementation of socio-environmental measures in the local community. The settlement amount has been paid as at December 31, 2021.

In related proceedings, not covered by the settlement agreement, Tucano is in the process of appealing fines and damages arising in the Federal Court of Appeal. The likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of costs to settle the claim.

iii.Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold.  In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision.  In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations.  In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

that the Company complies with proper safety standards in the use and handling of cyanide in its operations.  The Company believes the claims are without merit. As the matter progresses, the Company will review its assessment.

iv.	December 2021 SEMA Notices of Infraction

On December 30, 2021, the Company announced that it intended to file a defense to three Notices of Infraction (the “Notices”) that were delivered by the Amapá State Environmental Agency (“SEMA”) to Tucano on December 21, 2021. The Notices were issued in connection with SEMA’s investigation of a fish mortality event at Areia and Silvestre Creeks, and its assertion that the incident was caused by a leak in a reclaimed water pipe at the Tucano mine site. The Notices impose aggregate fines of BRL 50 million (approximately $9.0 million at December 31, 2021).

The Company has filed its defense with a position that there is no causal link between the incident and the Tucano mine and has applied for the cancellation of the infraction notices issued by SEMA.

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

26.     RELATED PARTY TRANSACTIONS

Key management personnel include the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and vice presidents. Amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $3.6 million to certain officers and management in the event of a change in control of the Company. Compensation to key management personnel consisted of the following:

	2021	2020
Salaries and benefits	$3,009	$3,059
Contract completion bonus - interim CEO	—	171
Directors’ fees	692	531
Termination benefits	665	—
Share-based compensation	1,266	1,935
	$5,632	$5,696

27.    SUPPLEMENTAL CASH FLOW INFORMATION

(a)     Other items

	2021	2020
Accretion expense	$3,093	$2,629
Finance expense	2,604	3,981
Finance income	(248)	(346)
Gain on sale of Cangold	(823)	—
	$4,626	$6,264

(b)     Non-cash investing and financing activities

	2021	2020
Change in reclamation and remediation provision included within mineral properties, plant and equipment and exploration and evaluation assets	$815	$13,943
Change in lease liability related to right-of-use assets	2,824	890
Shares issued upon settlement of obligation	$53	39

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

28.    OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, and Plomo.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
2021
External revenue	$—	$21,687	$22,409	$—	$—	$141,582	$185,678
Intersegment revenue	137,615	—	—	—	—	(137,615)	—
Amortization and depletion	25,675	1,228	3,586	254	—	258	31,001
Exploration and evaluation expenses	161	2,574	1,237	8,247	399	345	12,963
Non-cash change in reclamation and remediation provision	—	391	—	—	—	—	391
Finance income	131	—	—	5	—	112	248
Finance expense	1,551	—	—	374	—	679	2,604
Income (loss) before income taxes	(12,185)	(8,514)	(369)	(9,553)	(383)	(11,198)	(42,202)
Income tax expense (recovery)	5	47	(13)	—	—	—	39
Net income (loss)	(12,190)	(8,561)	(356)	(9,553)	(383)	(11,198)	(42,241)
Additions to non-current assets	38,640	1,690	5,692	1,996	—	—	48,018

As at December 31, 2021
Total assets	$149,474	$4,747	$17,490	$47,761	$2,155	$42,416	$264,043
Total liabilities	$78,671	$19,964	$2,070	$45,969	$40	$29,338	$176,052

GREAT PANTHER MINING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the years ended December 31, 2021 and 2020

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
2020
External revenue	$—	$21,219	$15,896	$—	$—	$223,690	$260,805
Intersegment revenue	210,623	—	—	—	—	(210,623)	—
Amortization and depletion	35,986	1,564	2,745	198	—	258	40,751
Exploration and evaluation expenses	669	2,540	341	5,982	187	651	10,370
Non-cash change in reclamation and remediation provision	—	41	—	—	—	—	41
Care and maintenance costs	—	693	—	—	—	—	693
Finance income	121	—	—	—	—	226	347
Finance expense	2,597	—	—	188	—	1,196	3,981
Income (loss) before income taxes	46,549	(2,621)	(734)	(6,503)	(667)	(31,899)	4,125
Income tax expense	3,751	26	14	–	—	—	3,791
Net income (loss)	42,798	(2,647)	(748)	(6,503)	(667)	(31,899)	334
Additions to non-current assets	42,109	4	3,794	10,831	—	43	56,781

As at December 31, 2020
Total assets	$167,524	$4,597	$14,456	$44,705	$2,126	$47,012	$280,420
Total liabilities	$87,304	$16,535	$2,244	$43,333	$500	$18,801	$168,717